July 18, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street N.E.

Washington, DC 20549

Re:	Starbucks Corporation

Form 10-Q for the Quarter Ended March 31, 2019

Filed April 30, 2019

File No. 000-20322

Dear Division of Corporate Finance:

Starbucks Corporation (“Starbucks” or the “Company”) has received your letter dated July 8, 2019 with respect to the review by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s responses to the Staff’s letter dated May 6, 2019 (the “Previous Staff Letter”) regarding the Company’s Form 10-Q for the fiscal quarter ended March 31, 2019. For your convenience, the comments from your July 8, 2019 letter are repeated herein, and the Company’s responses are set forth immediately below such comments.

Form 10-Q for the Quarter Ended March 31, 2019

Item 1. Financial Statements (unaudited)

Notes to the Condensed Consolidated Financial Statements

Note 2. Revenue Recognition, page 11

1.

We note your response to our prior comment number 3 however our comment was not intended to be specific only to license revenues. As previously requested, please disclose revenue recognized during the reporting period that was included in deferred revenue at the beginning of the period. We note from your footnote that beginning deferred revenue balance for 2019 was $906.6 million relating to your stored value card and loyalty program. Please disclose the related amount recognized during the period as well as any amortization of deferred revenue related to the Nestle royalty prepayment that was included in the beginning 2019 balance. Refer to ASC 606-10-50-8.

RESPONSE:

We appreciate the Staff’s clarification of the original comment of the Previous Staff Letter to be more broadly applied to all deferred revenue, including stored value cards, our loyalty program and the Nestlé royalty prepayment. In order to address the Staff’s comment and the requirements per ASC 606-10-50-8, we offer the following considerations:

Our deferred revenue balance as of the fiscal quarter ended March 31, 2019, consists of two primary components: 1) the approximately $7.0 billion of unamortized upfront payment from the licensing arrangement with Nestlé, and 2) the approximately $1.2 billion of combined unredeemed stored value cards loaded and customer loyalty rewards earned (“Stars”). When considering the guidance per ASC 606-10-50-8, we evaluated these two components individually given their dissimilar patterns of recognition.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 18, 2019

With respect to the unamortized upfront payment from Nestlé, we disclosed that future revenues will be recognized on a straight-line basis over the estimated economic life of the arrangement of 40 years. To address the Staff’s comment, we will disclose the amount of amortization of the Nestlé upfront payment in our Revenue Recognition footnote beginning with our Form 10-K for the fiscal year ending September 29, 2019. Furthermore, we will expand our disclosures to address the Staff’s comment from Question 3 of the Previous Staff Letter as follows [changes are emphasized in bold]:

In the fourth quarter of fiscal 2018, we licensed the rights to sell and market our products in authorized channels to Nestlé, or the “Global Coffee Alliance,” and received an upfront prepaid royalty. The upfront payment of approximately $7 billion was recorded as deferred revenue as we have continuing performance obligations to support the Global Coffee Alliance, including providing Nestlé access to certain intellectual properties and products for future resale. The upfront payment will be recognized as other revenue on a straight-line basis over the estimated economic life of the arrangement of 40 years for the ongoing access to the licenses within the contractual territories. Our obligations to maintain the Starbucks brand and other intellectual properties are generally constant throughout the term of the arrangement. Therefore, a ratable recognition pattern is reflective of how we satisfy our performance obligations. At September 29, 2019, the current and long-term deferred revenue related to the Nestlé upfront payment was $XXX.X million and $X.X billion, respectively. During the fiscal year ended September 29, 2019, the Company recognized $XXX.X million related to amortization of the upfront Global Coffee Alliance payment.

For our stored value card and customer loyalty reward programs, a majority of our customers load and repetitively reload funds onto their cards and/or earn Stars on a frequent basis. The card funds and Stars are also generally redeemed over short timeframes. Therefore, we experience very high intra-quarter volumes as these activities can occur multiple times a day for many customers. During any given quarter, the gross volume of card and reward activities, and the recognition of associated revenues, which includes the recognition of revenues previously deferred as of the beginning of a fiscal period, greatly exceeds the unredeemed balances at both the beginning and end of the period. Additionally, once funds are loaded and Stars are earned, they become fungible with the pre-existing balances in each customer account; customers can redeem amounts associated with their account balances at any point in time. Although Stars generally expire after a certain period of time, funds loaded to stored value cards typically do not expire. Beyond tracking card inactivity and expiration of Stars, we have not established a policy, such as First-In-First-Out or Last-In-Last-Out, or systematic reporting to determine how much deferred revenue at a fiscal quarter end is effectively redeemed in the subsequent fiscal quarter. We have not established such a policy as it is not needed to accurately record revenue from redemptions or for estimated breakage in a given quarter. Additionally, we do not require this information to make operational decisions.

When evaluating our disclosures, we considered paragraphs BC341 and BC343 of ASU 2014-09 [Emphasis added]:

BC341: Users of financial statements explained that they need to understand the relationship between the revenue recognized in a reporting period and the changes in the balances of the entity’s contract assets and contract liabilities (that is, contract balances) to assess the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. […]

BC343: […] Users of financial statements emphasized that it was critical to them to have information on the movements in the contract balances presented separately because it would help them understand information about the following:

a. The amount of the opening balance of the contract liability balance that will be recognized as revenue during the period

b. The amount of the opening balance of the contract asset that will be transferred to accounts receivable or collected in cash during the period.

Based on these considerations, beginning with our Form 10-K for the fiscal year ending September 29, 2019, we will expand the Deferred Revenue section of the Revenue Recognition footnote to provide a tabular disclosure of the deferred revenue balance relating to our stored value card and customer loyalty reward programs in the format shown below. The new disclosure will provide gross activities during a given period, including the addition of deferred revenue from loading funds and earning Stars and the reduction of deferred revenues due to subsequent redemptions and breakage recognition. We believe the added disclosure will help users of our financial statements better understand our patterns of revenue recognition and cash flows, including impacts from seasonality.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 18, 2019

(in millions)	September 29, 2019
Stored value cards and loyalty program, beginning of period	$	XXX.X
Revenue deferred - card activations, card reloads and Stars earned		XX,XXX.X
Revenue recognized - card and Stars redemptions and breakage		XX,XXX.X

Stored value cards and loyalty program, end of period	$	XXX.X

2.

We note your response to comment 5 however our comment was not intended to be specific to license revenues. In this regard, please revise your revenue footnote to include the disclosures required by ASC 606-10-65-1(i), including the related amounts of the income statement line items affected in the current reporting period by the application of the new revenue standard such as the accounting and reclassification of breakage income.

RESPONSE:

We appreciate the clarification that the Staff’s comment 5 of the Previous Staff Letter was intended to address broadly the Company’s revenue streams. With respect to stored value card breakage, we disclose in the Stored Value Cards section of Note 2 that there were no material impacts to our financial results for the quarter and two quarters ended March 31, 2019, including the change in income statement presentation. We concluded that the impacts from adopting ASC 606 were not material even though there was both a change in income statement presentation and a change in recognition methodology. For the two quarters ended March 31, 2019, post-adoption revenue increased by $82 million resulting from stored value card breakage, which represented approximately 0.6% of our total revenue of $12.9 billion recorded during the same period. Of the breakage recorded, over 85% related to the Americas Segment and represented less than 0.8% of its revenue for the two quarters ended March 31, 2019. The increase in revenue due to breakage was generally offset by a reduction in interest income and other, where stored value card breakage had been previously reported. We also determined that the amount of breakage recognized for the two quarters ended March 31, 2019 would have been lower by approximately $10 million, or less than 0.1% of total revenue, if we had applied the previous remote recognition method.

Pertaining to our loyalty reward program, the disclosure states that the new guidance does not impact the timing or total revenue recognized, and there were no other impacts of adoption on either company-operated or licensed store revenues.

As adoption of the new revenue recognition standard did not result in material changes to any of our financial statement line items, we will revise our Stored Value Cards section of the Revenue Recognition disclosure in our Form 10-K for the fiscal year ending September 29, 2019 to further clarify that there were no material impacts to any financial statement lines presented [changes emphasized in bold] as follows:

Breakage is recognized as company-operated stores and licensed stores revenue within the consolidated statement of earnings. For the fiscal year ended September 29, 2019, we recognized breakage revenue of $XXX.X million in company-operated store revenues and $XX.X million in licensed store revenues, respectively. Prior to fiscal 2019, breakage was recorded using the remote method and recorded in interest income and other, net. There were no material impacts to our consolidated financial statements for the fiscal year ended September 29, 2019, including the change in income statement presentation.

In our Form 10-K for the fiscal year ending September 29, 2019, we will also state in our disclosure for Recently Adopted Accounting Pronouncements that there were no impacts to any of the financial statement line items presented besides those noted for stored value card breakage.

3.

We note your response to comment 6. Please revise your disclosure to include your explanation of why recognition of the upfont payment of $7 billion on a straight-line basis over the economic life of the arrangement provides a faithful depiction of the transfer of goods or services pursuant to ASC 606-10-50-18.

RESPONSE:

We will expand our disclosures starting with our Form 10-K filing for the fiscal year ending September 29, 2019 as presented within our response to Question 1 above.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 18, 2019

We appreciate your consideration of our responses provided herein and look forward to hearing from you regarding any additional comments based upon such responses. Please contact either Jill Walker, senior vice president Corporate Financial Services and chief accounting officer (by telephone at 206-318-7267 or by email at jwalker@starbucks.com) or the undersigned (by telephone at 206-318-3139 or by email at pgrismer@starbucks.com).

Very truly yours,

/s/ Patrick Grismer
Patrick Grismer executive vice president, chief financial officer

cc:	Mr. Derek Standifer - Deloitte & Touche LLP, Seattle

Ms. Rachel Gonzalez, executive vice president, general counsel and secretary